UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 14 December 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Sasol investor newsletter published on its website

Sasol Limited - Sasol investor newsletter published on its
website
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol")

Sasol investor newsletter published on its website

JOHANNESBURG, South Africa, 14 December 2007 -- Sasol has
published the latest Investor Insight, a six-monthly newsletter aimed at investors interested in Sasol, on its website at:
http://www.sasol.com/sasol_internet/frontend/navigation.jsp?navid
=5600002&rootid=3

The newsletter is published between interim and year-end results to provide an update to the market on issues ranging from an overview of the business, project updates and outlooks as well as other news from the company ahead of the interim results which are currently planned for release on 11 March 2008.
The December 2007 newsletter provides a brief divisional review and also an update on progress on the major capital projects underway in South Africa and elsewhere.
Sasol has also posted the latest set of market price indicators on its website. This information covers historical average
rand/US dollar exchange rates, fuel product prices and crude oil prices, refining margins and average prices for the basket of chemicals produced by Sasol.

For more information, please contact the Sasol Investor Relations team.
The Sasol Investor Relations team
Tel.: +27 11 441 3113/3563/3321
investor.relations@sasol.com
14 December 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 December 2007
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary